Room 4561
via fax (312) 660-0310

October 3, 2006

Gary W. McGann
Chief Executive Officer
Smurfit Kappa Funding PLC
Beech Hill
Clonskeagh, Dublin 4

> **Re:** **Smurfit Kappa Funding PLC**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed May 1, 2006**
> **Forms 6-K filed May 31, 2006 and August 30, 2006**

Dear Mr. McGann:

We have reviewed your response letter dated September 29, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to the second bullet point in our previous comment no. 1 where you indicate that the Company uses the non-GAAP financial measure of free cash flow as a measure of operating performance and profitability associated with EBITDA. You further state that the Company believes that this financial measure is important to help it monitor and communicate to investors the Company's efforts as it shows the cash inflows and outflows from operating activities, distinguishing them from cash inflows and outflows arising from acquisition and disposal activities. Your response appears to imply that the

Company is using free cash flows as a measure of liquidity rather than as a performance measure. Please explain and provide the reconciliation of free cash flows that you intend to include in future filings.

2.   We note your response to the third bullet point in our previous comment no. 1 and we have the following additional comments:

- You indicate that the Company uses Adjusted EBITDA as a measure of its "core operating performance". Explain what you mean by "core" operating performance and explain why excluding charges such as non-cash compensation is indicative of the Company's "core" operating performance. If you intend to use this terminology in your future filings, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your "core" operating performance.

- We note that the "Company believes that EBITDA is used as an indicator of income generated in the form of cash". Furthermore, you state "In order to maintain comparability and consistency between the cash flow statements and EBITDA the Company believes it is appropriate to exclude income from associates and equity minority interests from EBITDA". Your response implies that the Company is using adjusted EBITDA as a measure of liquidity and yet you reconciled such amount to net income and refer to adjusted EBITDA as a measure of performance. Clarify and advise us if you are using EBITDA as a performance or a liquidity measure. Also, provide a reconciliation of EBITDA to the most directly comparable GAAP measure and ensure that your explanation as to the substantive reasons why management believes these non-GAAP measures provides useful information to investors supports your non-GAAP disclosures. Refer to Item 10(e)(i)(B) of Regulation S-K.

- We note your discussion of the exclusion of reorganization and restructuring costs where you indicate that in order to reorganize and restructure its businesses the Company must incur costs which the Company does not expect to recur and that such costs are not expected to recur once the integration programs are completed. Pursuant to FAQ 9, however, if there is a past pattern of restructuring charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the restructuring charges, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP measure is useful to its investors. In this regard, we note that the Company has incurred such costs for the last five fiscal years and you continue to incur such costs. Please explain why you believe the Company has met the requirements of FAQ 9 to include such non-GAAP financial measures. If you continue to believe that these items meet the requirements of the FAQ and Item 10(e) of Regulation S-K, then we believe that additional disclosures are required and should include at a minimum, a discussion of why the adjustments are necessary to enhance an overall understanding of your past financial performance and prospects for the future and why the excluded items should not be considered; why the adjustments provide both management and investors with a more complete understanding of underlying operational results, trends and marketplace performance and why the excluded items should not be considered; the material limitations associated with the use of the non-GAAP financial measures; the manner in which management compensates for the limitations when using the non-GAAP measures; and the substantive reasons why you believe the non-GAAP financial measures provide useful information to investors.

- We note that the Company believes it is appropriate to exclude stock compensation expense in its computation of Adjusted EBITDA because it is a non-cash expense and is required to be excluded from EBITDA calculation used for the Company's borrowing covenants. We note the financial covenants in Section 22.2(a)(ii) of Exhibit 2 to the Company's December 6, 2005 Form 6-K and the discussion of EBITDA and it does not appear to reference adjustments for stock compensation expense. Please explain and provide a copy of the debt covenant that supports your exclusion of such expense. Furthermore, tell us how you considered FAQ 10 to include a discussion of the amount or limit required for compliance with the covenant in your MD&A.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Janette A. Mc Mahan
        Kirkland & Ellis
        200 East Randolph Drive
        Chicago, IL 60601